August 14, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:   Jeffrey P. Riedler

Assistant Director

Re:	Oasmia Pharmaceutical AB
Registration Statement on Form F-1
Filed July 6, 2015
CIK No. 0001607245

Dear Mr. Riedler:

Oasmia Pharmaceutical AB (the “Company”) hereby submits responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 15, 2015 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (“Form F-1”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form F-1 (the “Amended F-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Summary of Selected Consolidated Financial Data, page 7

Comment No. 1.   The amount of ‘other external expenses’ was incorrectly revised from (27,627) to (2,627) for the six months ended October 31, 2013. Please revise back to the correct amount of (27,627). Please make the same change to the table on page 48.

Response No. 1.   Given that the Amended F-1 includes the financial statements for the Company’s fiscal year ended April 30, 2015, all six-month figures, including the one that included the typo you point out, have been deleted.

Exhibit 23.1

Comment No. 2.   Please file a revised consent that references the correct audit report date of August 21, 2014.

Response No. 2.   Given that the Amended F-1 includes the financial statements for the Company’s fiscal year ended April 30, 2015, there will be a new consent issued by Ernst & Young. The Company will ensure that the new Exhibit 23.1 has the correct audit report date.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (46) 1850 5440 or our counsel Gregory Sichenzia or Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Julian Aleksov

Oasmia Pharmaceutical AB Vallongatan 1 SE-752 28 Uppsala Sweden
Telephone + 46 18 50 54 40 Fax + 46 18 51 08 73
info@oasmia.com www.oasmia.com